SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 PlanetOut Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                    727058109
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event which Requires Filing of this Statement)

                          Check the appropriate box to
                               designate the rule
                             pursuant to which this
                               Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 727058109

(1) Names of reporting persons.

    Allen & Company LLC
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(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
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(3) SEC use only.
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(4) Citizenship or place of organization.
    Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power: 0
    (6) Shared voting power:
        156,593 (including 52,500 shares underlying warrants)
    (7) Sole dispositive power: 0
    (8) Shared dispositive power:
        156,593 (including 52,500 shares underlying warrants)
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(9) Aggregate amount beneficially owned by each reporting person.
    156,593 (including 52,500 shares underlying warrants)
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.
     3.8%
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(12) Type of reporting person (see instructions).
     BD
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CUSIP No. 727058109
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(1) Names of reporting persons.

    Allen SBH II, LLC
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(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
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(3) SEC use only.
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(4) Citizenship or place of organization.
    Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power: 0
    (6) Shared voting power: 52,045
    (7) Sole dispositive power: 0
    (8) Shared dispositive power: 52,045
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(9) Aggregate amount beneficially owned by each reporting person.
    52,045
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.
     1.3%
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(12) Type of reporting person (see instructions).
     OO
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CUSIP No. 727058109
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(1) Names of reporting persons.

    HAGC Partners L.P.
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(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
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(3) SEC use only.
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(4) Citizenship or place of organization.
    Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power: 0
    (6) Shared voting power: 14,025
    (7) Sole dispositive power: 0
    (8) Shared dispositive power: 14,025
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(9) Aggregate amount beneficially owned by each reporting person.
    14,025
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.
     0.3%
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(12) Type of reporting person (see instructions).
     PN
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CUSIP No. 727058109
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(1) Names of reporting persons.

    Allen III, Herbert A.
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(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
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(3) SEC use only.
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(4) Citizenship or place of organization.
    USA
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Number of shares beneficially owned by each reporting person with:
    (5) Sole voting power:  0
    (6) Shared voting power:
        222,663 (includes 52,500 shares underlying warrants)
    (7) Sole dispositive power: 0
    (8) Shared dispositive power:
        222,663 (includes 52,500 shares underlying warrants)
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(9) Aggregate amount beneficially owned by each reporting person. 222,663 (includes 52,500 shares underlying warrants)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.
     5.4%
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(12) Type of reporting person (see instructions).
     IN
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Item 1(a). Name of Issuer:

        PlanetOut Inc. ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

        PlanetOut Inc.
        1355 Sansome Street
        San Francisco, CA 94111

Item 2(a). Name of Person Filing:

        (i)     Allen & Company LLC
        (ii)    Allen SBH II, LLC
        (iii)   HAGC Partners L.P.
        (iv)    Herbert A. Allen III

Item 2(b). Address or Principal Business Office or, If None, Residence:

        (i)     711 Fifth Avenue,  New York, NY 10022
        (ii)    711 Fifth Avenue,  New York, NY 10022
        (iii)   711 Fifth Avenue,  New York, NY 10022
        (iv)    711 Fifth Avenue,  New York, NY 10022

Item 2(c). Citizenship:

        (i)     Delaware
        (ii)    Delaware
        (iii)   Delaware
        (iv)    USA

Item 2(d). Title of Class of Securities:

           Common Stock, Par Value $0.001 Per Share

Item 2(e). CUSIP No.:  727058109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)     |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)     |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.
        |X|

Item 4. Ownership

    (a) Amount beneficially owned:
        222,663 (including 52,500 shares underlying warrants)*

    (b)  Percent of class: 5.4%

    (c)  Number of shares as to which such person has:

        (i)   Sole power to direct the vote: 0
        (ii)  Shared power to direct the vote:
              222,663 (including 52,500 shares underlying warrants)*
        (iii) Sole power to dispose or direct the disposition of: 0
        (iv)  Shared power to dispose or direct the disposition of:
              222,663 (including 52,500 shares underlying warrants)*

* The number of shares reported hereby excludes approximately 79,210 shares (including 22,500 shares underlying warrants) that, to the Reporting Persons' knowledge, are held by certain officers and employees of Allen & Company LLC, and their related parties. The Reporting Persons disclaim beneficial ownership of all shares held by such officers, employees and related parties.

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable

Item 8. Identification and Classification of Members of the Group.

Herbert A. Allen III, as President of Allen & Company LLC, as President of Allen SBH II, LLC and as President of the general partner of HAGC Partners, L.P. may be deemed to be a member of a group with such entities and to beneficially own the shares held directly by each of such entities. Mr. Allen and such entities disclaim that Mr. Allen and such entities constitute a group for purposes of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Further, Mr. Allen disclaims beneficial ownership of the shares of the Issuer's common stock held by such entities except to the extent of his pecuniary interest therein. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Exchange Act.

Item 9. Notice of Dissolution of Group.

        Not applicable

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Allen & Company LLC

Date: February 8, 2008                 /s/ Kim M. Wieland
                                       ---------------------------
                                       Name:  Kim M. Wieland
                                       Title: Chief Financial Officer


                                       Allen SBH II, LLC

Date: February 8, 2008                 /s/ Kim M. Wieland
                                       ---------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer


                                       HAGC Partners L.P,

Date: February 8, 2008                 /s/ Herbert A. Allen III
                                       ---------------------------
                                       Name: Herbert A. Allen III
                                       Title:  President of GP


Date: February 8, 2008                 /s/ Herbert A. Allen III
                                       ---------------------------
                                       Name:  Herbert A. Allen III

                                  SCHEDULE 13G
CUSIP NO. 727058109

                                                                       Exhibit 1
                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 222,663 shares of Common Stock of PlanetOut Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 8, 2008.

Allen & Company LLC

/s/ Kim M. Wieland
Name:  Kim M. Wieland
Title: Chief Financial Officer


Allen SBH II, LLC

/s/ Kim M. Wieland
Name:  Kim M. Wieland
Title: Chief Financial Officer


HAGC Partners L.P,

/s/ Herbert A. Allen III
Name:  Herbert A. Allen
Title: President of GP


/s/ Herbert A. Allen III
Name: Herbert A. Allen III